Sangui BioTech International , Inc.

1393 North Bennett Circle

Farmington, Utah 84025

c/o SanguiBioTech GmbH
Alfred-Herrhausen-Str. 44
58455 Witten

TO:

Jim B. Rosenberg, Senior Assistant Chief Accountant

Lisa Vanjoske, Assistant Chief Accountant

Ibolya Ignat, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Stop 4561

Washington, D.C. 20549

FROM:

Joachim Fleing, Chief Financial Officer

Sangui Biotech International, Inc.

DATE:

July 24, 2009

RE:

Sangui Biotech International, Inc.

Form 10-KSB for the Year Ended June 30, 2008

Form 10-Q for the Quarterly Period ended September 30, 2008

File No. 0-29233

__________________________________________________________________________________________

We submit the following in response to your comments by letter of June 22, 2009.  In each case, to facilitate review we have quoted your comment, and provided our response and a reference to the page of the Filing in which the revisions appear, or alternatively, have provided the supplemental information requested by the Commission.

Form 10-KSB for the Year Ended June 30, 2008

Item 6.  Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 12

Liquidity and Capital Resources, page 13

1.

Your response to comment two did not address how your statement of cash flows complies with SFAS 95.  Specifically, show us how the effect of exchange rates on cash of ($835,111) and $694,448 on the statement of cash flows complies with paragraph 25 of SFAS 95 (the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash).

COMPANY RESPONSE:   The Company has revised its Statements of Cash Flows so as to specifically delineate, on a separate line, the zero effect of exchange rate changes on the Company’s cash balances held in foreign currencies.   In addition, pursuant to the request of Ms. Ignat, the Company has included with this response a workpaper (in Excel format) detailing the calculations of the Other Comprehensive Income recognized by the Company.

July 24, 2009
Response to June 22, 2009 SEC Comment Letter

2.

You state in your response to comment two that you revised the “Statement of Operations in the column for the year ended June 30, 2007 so as to correctly state the foreign currency translation adjustment as $(694,448)” In this regard please tell us when you intend to amend your filings to report the correction of this error in accordance with SFAS 154. Provide to us all of the disclosures required by SFAS 154 as applicable.

COMPANY RESPONSE:  The Company is ready to restate its financial statements to correct this error in accordance with SFAS 154 and intends to do so when we are in full compliance with all comments and other requests as put forth by the Commission. The disclosure included pursuant to SFAS 154 will read as follows:

“NOTE 12 – CORRECTION OF AN ERROR

Subsequent to the original filing of the Company’s June 30, 2008 financial statements, it was discovered that the Company had incorrectly reported the foreign currency translation adjustment in its June 30, 2007 audited financial statements.  The error has been corrected and figure is appropriately stated in the accompanying financial statements.  A summary of significant financial statement figures, before and after the correction of the error, is included in the table below.

	June 30, 2007
	As Originally Stated	As Corrected

Total assets	$264,746	$264,746
Total liabilities	675,564	675,564
Accumulated other comprehensive income	1,147,882	1,147,882
Total stockholders’ equity (deficit)	(410,818)	(410,818)
Net income (loss)	(721,562)	(721,562)
Currency translation adjustment	1,147,882	(694,448)
Comprehensive income (loss	426,320	(1,416,010)

3.

Please provide us a more detailed explanation of the circumstance that gave rise to the error. In doing so, please tell us when the error was discovered and the circumstances that led to the discovery of the error. Elaborate on any internal control deficiencies that allowed the misapplication of some accounting provisions to prevail over time and explain whether these amounted to a material weakness.  Discuss whether and how you changed your controls and procedures as a result of the discovery of this error and revise your Item 307 and Item 308 disclosures as appropriate.

COMPANY RESPONSE:  The error occurred when copying previous year figures into the current year statements. This mistake was discovered when rereading the FY2008 financial statements in the course of preparing our reply to your comments by letter dated April 2, 2009.  The error had escaped the attention of our accounting, officers and auditors.  We acknowledge this to be a single occurrence.  There was no misapplication of accounting provisions and no material weakness was identified when analyzing this error.  There were no changes in our controls and procedures resulting from this error.

July 24, 2009
Response to June 22, 2009 SEC Comment Letter

Item 4.  Controls and Procedures, page 13

Evaluation of Disclosure Controls and Procedures, page 31

4.

With regard to your response to comment seven, it does not appear that you included a statement in Management’s Report over Financial Reporting as to whether or not your internal control over financial reporting was effective at the end of your most recent fiscal year.  Refer to Item 308 of Regulation S-K. Please revise your disclosure to clarify.

COMPANY RESPONSE:  The Company will add to the end of the first paragraph of Management’s Annual Report over Financial Reporting the following sentence:

“Based on the evaluation of the effectiveness of the internal control over financial reporting as of June 30, 2008, management has concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report.”

5.

In this regard, disclose the specific steps that the company has taken to remediate the material weakness identified and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

COMPANY RESPONSE:  We previously stated that the material weakness identified by Management in its evaluation of the effectiveness of the internal control over financial reporting originates from “the lack of segregation of duties.”  The evaluation of our resources, both fiscal and personnel, have led us to conclude that we are not able to appoint additional qualified personnel to the pertinent management positions.  The material weakness persisted, therefore, as of June 30, 2008, and continues to persist until today.

We will, therefore, add the following sentence to the end of the second paragraph of Management’s report over financial reporting:

“As of June 30, 2008, the resources of the company were insufficient to appoint additional qualified personnel to the pertinent management positions. The material weakness due to a lack of segregation of duties persisted through June 30, 2008, and is likely to persist during the next fiscal year also.”

6.

You state that management conducted an evaluation of the effectiveness of your internal control over financial reporting as of June 30, 2008 but it does not appear that your certifying officers have reached a conclusion on the effectiveness of your internal control over financial reporting. Please revise the wording to clarify, in clear and unqualified language the conclusions reached by your certifying officers on the effectiveness of your internal control over financial reporting as of June 30, 2008.

COMPANY RESPONSE:  The Company will add in the Management’s Annual Report over Financial Reporting the language as stated in items 4 and 5 above.  As such, the entire Management’s Annual Report on Internal Control over Financial Reporting will then read as follows:

“Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f).  Management conducted an evaluation of the effectiveness of the internal control over financial reporting as of June 30, 2008, using the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on the evaluation of the effectiveness of the internal control over financial reporting as of June 30, 2008, management has concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report.

July 24, 2009
Response to June 22, 2009 SEC Comment Letter

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  As a result of management’s assessment, management has determined that there is a material weakness due to the lack of segregation of duties.  In order to address and resolve this weakness we will evaluate our resources and endeavor to locate and appoint additional qualified personnel to the pertinent management positions.  Additionally, the Company has not instituted specific anti-fraud controls.  While management found no evidence of fraudulent activity, the chief accounting officer has access to both accounting records and corporate assets, principally the operating bank account.  Management believes this exposure to potential fraudulent activity is not significant either to the operations of the company or to the financial reporting; however, management is in the process of instituting controls specifically designed to address this material weakness, so as to prevent and detect—on a timely basis—any potential loss due to fraudulent activity.  As of June 30, 2008, the resources of the company were insufficient to appoint additional qualified personnel to the pertinent management positions. The material weakness due to a lack of segregation of duties persisted through June 30, 2008, and is likely to persist during the next fiscal year also.

This Annual Report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our last fiscal quarter (our fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)           Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(b)           Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(c)           Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant’s assets that could have a material effect on the financial statements.”

7.

Your letter did not include the statement we requested in comment eight and we are reissuing our comment in its entirety. In connection with responding to our comments please provide in your letter a statement from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 24, 2009
Response to June 22, 2009 SEC Comment Letter

COMPANY RESPONSE:  Statement will be added accordingly to any and all future correspondence with your office.

Please also send a copy of any further correspondence or comments to the following:

J. Anthony Rolfe, Esq.

Chachas Law Group

2445 Fifth Avenue

Suite 440

San Diego, CA 92101

Phone 619-2939-2900

Facsimile at 619-239-2990

tony@chachaslaw.com

The Company realizes that it is solely responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”). Additionally, the Company realizes that the Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sangui Biotech International, Inc.

/s/ Joachim Fleing

Joachim Fleing

Chief Financial Officer

SANGUI			Assets - End of Period									PG 1
Consolidation Workpaper	Exchange		Liabilities - End of Period
June 30, 2008	Rates		Equity - Specifically identify and match to prior period
			Profit and Loss = Average Exchange Rate
										Consolidated
	Sangui BioTech GmbH, Witten						International				Consolidation /	Ending
	Unadjusted	GAAP	Auditor	Adjusted		Adjusted	Unadjusted		Adjusted	Consolidated	Elimination	Consolidated
	Balance	Adjustments	Adjustments	Balance	Exchange	Balance	Balance	Adjustments	Balance	Subtotals	Adjustments	Balance
Account	€ - EURO	€ - EURO	€ - EURO	€ - EURO	Rate	$ - USD	$ - USD	$ - USD	$ - USD	$ - USD	$ - USD	$ - USD
	[A]	[B]	[C]	[D]	[E]	[F]	[F]	[G]	[H]	[I]	[J]	[K]
				[A] + [B] + [C]		[D] * [E]			[F] + [G]	[F] + [H]		[I] + [J]
ASSETS
Current Assets
Cash	128,488.56	0.00	0.00	128,488.56	0.63296	202,996	26,721.12	0.00	26,721.12	229,717.45	0.00	229,717.45
Accounts Receivable	28,706.15	-25,528.00	0.00	3,178.15	0.63296	5,021	0.00	0.00	0.00	5,021.09	0.00	5,021.09
Intercompany Receivable	450.00	0.00	0.00	450.00	0.63296	711	11,978,365.00	1,812,342.00	13,790,707.00	13,791,417.95	(13,791,417.95)	(0.00)
Taxes Receivable	0.00		0.00	0.00	0.63296	0	0.00	0.00	0.00	0.00	0.00	0.00
Other Receivables	0.00		0.00	0.00	0.63296	0	0.00	0.00	0.00	0.00	0.00	0.00
Inventory	80,454.71	0.00	0.00	80,454.71	0.63296	127,109	0.00	0.00	0.00	127,108.68	0.00	127,108.68
Shareholder loans receivable	337,404.73		0.00	337,404.73	0.63296	533,059	0.00	0.00	0.00	533,058.53	0.00	533,058.53
Deposits and Prepaid Expenses	18,119.50	0.00	0.00	18,119.50	0.63296	28,627	0.00	0.00	0.00	28,626.61	0.00	28,626.61

Total Current Assets	593,623.65	(25,528.00)	0.00	568,095.65	0.63296	897,522	12,005,086.12	1,812,342.00	13,817,428.12	14,714,950.32	(13,791,417.95)	923,532.37

Fixed Assets, Net	53,083.00	(48,639.00)	0.00	4,444.00	0.63296	7,021	0.00	0.00	0.00	7,020.98	0.00	7,020.98

Other Assets
Licenses and Patents	5,483.00	0.00	0.00	5,483.00	0.63296	8,662	0.00	0.00	0.00	8,662.47	0.00	8,662.47
Deposits	0.00	0.00	0.00	0.00	0.63296	0	0.00	0.00	0.00	0.00	0.00	0.00
Other Miscellaneous Assets	39,418.61	120,538.00	0.00	159,956.61	0.63296	252,712	0.00	0.00	0.00	252,712.04	0.00	252,712.04

Total Other Assets	44,901.61	120,538.00	0.00	165,439.61	0.63296	261,375	0.00	0.00	0.00	261,374.51	0.00	261,374.51

TOTAL ASSETS	691,608.26	46,371.00	0.00	737,979.26	0.63296	1,165,918	12,005,086.12	1,812,342.00	13,817,428.12	14,983,345.81	(13,791,417.95)	1,191,927.86

LIABILITIES

Current Liabilities
Bank Loans and Overdraft	0.00	0.00	0.00	0.00	0.63296	0	0.00	0.00	0.00	0.00	0.00	0.00
Legal Reserve	10,155.03	0.00	0.00	10,155.03	0.63296	16,044	0.00	0.00	0.00	16,043.72	0.00	16,043.72
Accounts Payable	155,541.24	0.00	0.00	155,541.24	0.63296	245,736	17,414.00	0.00	17,414.00	263,150.29	0.00	263,150.29
Accrued Expenses	13,502.00	0.00	0.00	13,502.00	0.63296	21,332	0.00	0.00	0.00	21,331.52	0.00	21,331.52
Notes Payable - Related	1,269,149.20	9,785,469.19	0.00	11,054,618.39	0.63296	17,464,956	0.00	0.00	0.00	17,464,955.75	(17,464,955.75)	(0.00)
Intercompany Loan	0.00	95,325.00	0.00	95,325.00	0.63296	150,602	0.00	0.00	0.00	150,601.93	(150,601.93)	0.00
Promissory Notes	0.00	0.00	0.00	0.00	0.63296	0	0.00	1,812,342.00	1,812,342.00	1,812,342.00	0.00	1,812,342.00
Notes Payable	0.00	0.00	0.00	0.00	0.63296	0	140,499.00	0.00	140,499.00	140,499.00	0.00	140,499.00
Other Current Liabilities	123,741.82	(113,075.00)	0.00	10,666.82	0.63296	16,852	0.00	0.00	0.00	16,852.28	0.00	16,852.28
Total Current Liabilities	1,572,089.29	9,767,719.19	0.00	11,339,808.48	0.63296	17,915,521	157,913.00	1,812,342.00	1,970,255.00	19,885,776.49	(17,615,557.68)	2,270,218.81

STOCKHOLDERS' EQUITY

Common Stock	113,800.00	0.00	0.00	113,800.00	0.63296	179,790	18,833,167.00	0.00	18,833,167.00	19,012,957.19	(43,599.19)	18,969,358.00
Additional Paid-In Capital	0.00	0.00	0.00	0.00	0.63296	0	1,958,376.00	0.00	1,958,376.00	1,958,376.00	1,180,298.00	3,138,674.00
Preferred Stock	0.00	0.00	0.00	0.00	0.63296	0	0.00	0.00	0.00	0.00	0.00	0.00
Capital Reserve	710,655.00	0.00	0.00	710,655.00	0.63296	1,122,749	0.00	0.00	0.00	1,122,748.67	(1,122,748.67)	0.00
Legal Reserve	0.00	0.00	0.00	0.00	0.63296	0	0.00	0.00	0.00	0.00	0.00	0.00
Accumulated Deficit	(1,064,091.71)	(9,850,274.79)	0.00	(10,914,366.50)		(13,023,356)	(9,463,078.00)	0.00	(9,463,078.00)	(22,486,434.00)	0.00	(22,486,434.00)	Agrees to Prior Period Audited Financials
Other Comprehensive Income	0.00	0.00	0.00	0.00	0.63296	0	0.00	0.00	0.00	0.00	0.00	0.00
Other Comprehensive Currency	0.00	3,533.05	0.00	3,533.05	0.63296	5,582	621,028.00	0.00	621,028.00	626,609.79	0.00	626,609.79
Treasury Stock	0.00	0.00	0.00	0.00	0.63296	0	0.00	0.00	0.00	0.00	0.00	0.00
Stock Subscriptions Payable (Receivable)	0.00	0.00	0.00	0.00	0.63296	0	0.00	0.00	0.00	0.00	0.00	0.00	154,272.00	"Plug" figure that allows accumulated deficit to agree with prior period audited financials
Unrealized Loss on Investments	0.00	0.00	0.00	0.00	0.63296	0	0.00	0.00	0.00	0.00	0.00	0.00
Currency Translation Adjustment	0.00	0.00	0.00	0.00		(4,282,528)	0.00	0.00	0.00	(4,282,528.00)	3,810,190.00	(472,338.00)
Current Profit	(640,844.32)	125,393.55	0.00	(515,450.77)	0.68559	(751,841)	(102,320.00)	0.00	(102,320.00)	(854,160.79)	0.00	(854,160.79)
Total Stockholders' Equity	(880,481.03)	(9,721,348.19)	0.00	(10,601,829.22)	0.70068	(16,749,604)	11,847,173.00	0.00	11,847,173.00	(4,902,431.14)	3,824,140.14	(1,078,291.00)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	691,608.26	46,371.00	0.00	737,979.26	0.70068	1,165,917	12,005,086.00	1,812,342.00	13,817,428.00	14,983,345.35	(13,791,417.54)	1,191,927.81

SANGUI												PG 2
Consolidation Workpaper
June 30, 2008
										Consolidated
	Sangui BioTech GmbH, Witten						International				Consolidation /	Ending
	Unadjusted	GAAP	Auditor	Adjusted		Adjusted	Unadjusted		Adjusted	Consolidated	Elimination	Consolidated
	Balance	Adjustments	Adjustments	Balance	Exchange	Balance	Balance	Adjustments	Balance	Subtotals	Adjustments	Balance
Account	€ - EURO	€ - EURO	€ - EURO	€ - EURO	Rate	$ - USD	$ - USD	$ - USD	$ - USD	$ - USD	$ - USD	$ - USD
	[A]	[B]	[C]	[D]	[E]	[F]	[F]	[G]	[H]	[I]	[J]	[K]
				[A] + [B] + [C]		[D] * [E]			[F] + [G]	[E] + [H]		[I] + [J]

SALES	47,021.45	95,010.00	0.00	142,031.45	0.68556	207,176	0.00	0.00	0.00	207,175.81	0.00	207,175.81

COST OF SALES	31,346.80	0.00	0.00	31,346.80	0.68556	45,724	0.00	0.00	0.00	45,724.37	0.00	45,724.37

GROSS PROFIT	15,674.65	95,010.00	0.00	110,684.65	0.68556	161,451	0	0	0	161,451.44	0.00	161,451.44

OPERATING EXPENSES

Research & Development	146,445.14	0.00	0.00	146,445.14	0.68556	213,614	0.00	0.00	0.00	213,613.89	0.00	213,613.89
General & Administrative	434,817.13	1,508.68	0.00	436,325.81	0.68556	636,425	27,855.00	0.00	27,855.00	664,279.67	(333.00)	663,946.67
Settlement Expense	0.00	0.00	0.00	0.00	0.68556	0	0.00	0.00	0.00	0.00	0.00	0.00
Depreciation and Amortization	41,484.98	(38,997.68)	0.00	2,487.30	0.68556	3,628	0.00	0.00	0.00	3,628.13	333.00	3,961.13

Total Operating Expenses	622,747.25	(37,489.00)	0.00	585,258.25	0.68556	853,667	27,855.00	0.00	27,855.00	881,521.70	0.00	881,521.70

OPERATING INCOME	(607,072.60)	132,499.00	0.00	(474,573.60)	0.68556	(692,215)	(27,855)	0	(27,855)	(720,070.25)	0.00	(720,070.25)

OTHER INCOME (EXPENSES)

Interest Income	2,399.21	0.00	0.00	2,399.21	0.68556	3,500	0.00	0.00	0.00	3,499.64	0.00	3,499.64
Loss on Securities	0.00	0.00	0.00	0.00	0.68556	0	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	7,105.45	(7,105.45)	0.00	0.00	0.68556	0	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	(43,276.38)	0.00	0.00	(43,276.38)	0.68556	(63,126)	(74,465.00)	0.00	(74,465.00)	(137,590.59)	0.00	(137,590.59)

Total Other Income (Expenses)	(33,771.72)	(7,105.45)	0.00	(40,877.17)	0.68556	(59,626)	(74,465.00)	0.00	(74,465.00)	(134,090.96)	0.00	(134,090.96)

NET INCOME (LOSS)	(640,844.32)	125,393.55	0.00	(515,450.77)	0.68556	(751,841)	(102,320)	0	(102,320)	(854,161.21)	0.00	(854,161.21)

SANGUI BIOTECH INTERNATIONAL, INC.
Consolidated Balance Sheet

ASSETS

June 30,
2008
CURRENT ASSETS

Cash	$229,717
Accounts receivable	5,021
Inventory	127,109
Shareholder loans receivable	533,059
Prepaid expenses and other assets	28,627

Total Current Assets	923,533

PROPERTY AND EQUIPMENT, Net	7,021

OTHER ASSETS

Tax refunds receivable	40,166
Other non-current assets	221,208

Total Other Assets	261,374

TOTAL ASSETS	$1,191,928

The accompanying notes are an integral part of these consolidated financial statements.

SANGUI BIOTECH INTERNATIONAL, INC.
Consolidated Balance Sheets (Continued)

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

June 30,
2008
CURRENT LIABILITIES

Accounts payable and accrued expenses	$317,378
Notes payable	1,952,841

Total Current Liabilities	2,270,219

TOTAL LIABILITIES	2,270,219

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock, no par value; 5,000,000 shares
authorized, -0- shares issued and outstanding	-
Common stock, no par value; 50,000,000 shares
authorized, 50,000,000 shares issued and outstanding	18,969,358
Additional paid-in capital	3,138,674
Treasury stock	-
Accumulated other comprehensive income	154,272
Accumulated deficit	(23,340,595)

Total Stockholders' Equity (Deficit)	(1,078,291)

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$1,191,928

The accompanying notes are an integral part of these consolidated financial statements.

SANGUI BIOTECH INTERNATIONAL, INC.
Consolidated Statements of Operations

	For the Years Ended
	June 30,
	2008	2007

REVENUES	$207,176	$372,015

COST OF SALES	45,724	256,805

GROSS PROFIT	161,452	115,210

OPERATING EXPENSES

Research and development	213,614	155,886
Depreciation and amortization	3,961	21,540
General and administrative	663,947	665,884

Total Operating Expenses	881,522	843,310

OPERATING LOSS	(720,070)	(728,100)

OTHER INCOME (EXPENSE)

Interest income	3,500	90
Interest expense	(137,591)	(23,676)
Other income (loss)	-	30,124

Total Other Income (Expense)	(134,091)	6,538

PROVISION FOR INCOME TAXES	-	-

NET LOSS	(854,161)	(721,562)

OTHER COMPREHENSIVE INCOME

Foreign currency translation adjustments	993,610	(694,448)
Unrealized gain on marketable securities	-	-

Total Other Comprehensive Income (Loss)	993,610	(694,448)

COMPREHENSIVE INCOME (LOSS)	$139,449	$(1,416,010)

BASIC AND DILUTED LOSS PER SHARE	$(0.02)	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	50,000,000	50,000,000

SANGUI BIOTECH INTERNATIONAL, INC.
Statements of Cash Flows

	For the Years Ended
	June 30,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(854,161)	$(721,562)
Adjustments to reconcile net loss to net cash
used by operating activities:
Depreciation, depletion and amortization	3,961	21,288
Effects of exchange rate changes on cash balances	-	-
Changes in operating assets and liabilities
Increase in accounts receivable	31,366	(19,786)
Increase in inventory	(38,756)	(73,633)
Increase in prepaid expenses and other assets	(173,022)	(54,432)
Increase in accounts payable and accrued expenses	(110,310)	92,200

Net Cash Used by Operating Activities	(1,140,922)	(755,925)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of patents and licenses	-	(6,218)
Purchases of fixed assets	(6,452)	(14,110)

Net Cash Used by Investing Activities	(6,452)	(20,328)

CASH FLOWS FROM FINANCING ACTIVITIES

Change in notes payable	(134,742)	(58,988)
Change in notes payable - related	1,839,707	134,742
Increase in capital reserve	1,180,298	-
Increase in notes receivable - related	(533,059)	-

Net Cash Provided by Financing Activities	2,352,204	75,754

EFFECTS OF EXCHANGE RATES	(993,610)	694,448

NET DECREASE IN CASH	211,220	(6,051)

CASH AT BEGINNING OF PERIOD	18,497	24,548

CASH AT END OF PERIOD	$229,717	$18,497

SUPPLIMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

CASH PAID FOR:

Interest	$-	$-
Income Taxes	$-	$-

SANGUI BIOTECH INTERNATIONAL, INC.

Notes to the Consolidated Financial Statements

June 30, 2008

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Sangui Biotech International, Inc., incorporated in Colorado in 1995, and its wholly owned subsidiaries, Sangui Biotech, Inc., SanguiBioTech AG, GlukoMediTech AG, and Sangui BioTech PTE Ltd., (collectively, the "Company") have been engaged in the research, development, manufacture, and sales of medical products.

On June 30, 2003, GlukoMediTech AG ("Gluko AG") was merged into Sangui BioTech AG ("Sangui AG"). Effective November 4, 2003, Sangui AG was converted into Sangui BioTech GmbH (Sangui GmbH). After completion of the restructuring, Sangui GmbH, which is headquartered in Witten, Germany, is engaged in the development of artificial oxygen carriers (external applications of haemoglobin, blood substitutes and blood additives) and in the development of glucose implant sensors.

The operations of Sangui BioTech, Inc. ("Sangui USA") were discontinued during 2002 upon the sale of its in vitro immunodiagnostics business and the subsequent merger of Sangui USA with and into the parent company, Sangui BioTech International, Inc., effective December 31, 2002 (see Note 7). Sangui BioTech PTE Ltd ("Sangui Singapore") was a regional office for the Company that carried out research and development projects in conjunction with Sangui GmbH and Sangui Singapore. The Company discontinued the operations of Sangui Singapore in August 2002. The Singapore office was closed effective December 31, 2002.

Going Concern

The Company incurred a net loss applicable to common stockholders of $854,161 and used cash in operating activities of $1,140,922 for the year ended June 30, 2008. These and other conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company expects to continue to incur significant capital expenses in pursuing its business plan to market its products and expand its product line, while obtaining additional financing through stock offerings or other feasible financing alternatives. In order for the Company to continue its operations at its existing levels, the Company will require significant additional funds over the next twelve months. Therefore, the Company is dependent on funds raised through equity or debt offerings.

Additional financing may not be available on terms favorable to the Company, or at all. If these funds are not available the Company may not be able to execute its business plan or take advantage of business opportunities. The ability of the Company to obtain such additional financing and to achieve its operating goals is uncertain. In the event that the Company does not obtain additional capital or is not able to increase cash flow through the increase of sales, there is a substantial doubt of its being able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Consolidation

The consolidated financial statements include the accounts of Sangui BioTech International, Inc. and its wholly owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting period. Actual results could differ from those estimates. Significant estimates made by management are, among others, the realization of receivables and long-lived assets, and valuation allowance on deferred tax assets.

SANGUI BIOTECH INTERNATIONAL, INC.

Notes to the Consolidated Financial Statements

June 30, 2008

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties

The Company's line of future pharmaceutical and cosmetic products (artificial oxygen carriers or blood substitute and additives) as well as other medical products being developed by Sangui GmbH, are deemed as medical devices or biologics, and as such are governed by the Federal Food and Drug and Cosmetics Act and by the regulations of state agencies and various foreign government agencies. The pharmaceutical and biosensor products, under development in Germany, will be subject to more stringent regulatory requirements, because they are in vivo products for humans. The Company and its subsidiaries have no experience in obtaining regulatory clearance on these types of products. Therefore, the Company will be subject to the risks of delays in obtaining or failing to obtain regulatory clearance.

Financial Instruments

The Company has financial instruments whereby the fair market value of the financial instruments could be different than that recorded on a historical basis. The Company's financial instruments consist of its cash and cash equivalents, marketable securities, and accounts payable and accrued expenses. The carrying amount of the Company's cash and cash equivalents and accounts payable and accrued expenses approximate their estimated fair values due to the short-term nature of these financial statements. Marketable securities are stated at fair value based upon quoted market prices and are classified as available-for-sale securities.

Foreign Currency Translation

Assets and liabilities of the Company's foreign operations are translated into U.S. dollars at period-end exchange rates. Net exchange gains or losses resulting from such translation are excluded from net loss but are included in comprehensive income (loss) and accumulated in a separate component of stockholders' equity. Income and expenses are translated at the average exchange rate for the period.

Cash and Cash Equivalents

The Company maintains its cash in uninsured bank accounts in Germany. Cash and cash equivalents include time deposits for which the Company has no requirements for compensating balances. The Company has not experienced any losses in its uninsured bank accounts. The Company had no cash equivalents outstanding as of June 30, 2008.

Property and Equipment

Property and equipment are recorded at cost and are depreciated or amortized using the straight-line method over the expected useful lives, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the related lease terms. Depreciation expense for the years ended June 30, 2008 and 2007 was $3,961 and $21,540, respectively. Expenditures for normal maintenance and routine repairs are charged to expense, and significant improvements are capitalized. The cost and related accumulated depreciation of assets are removed from the accounts upon retirement or other disposition; any resulting gain or loss is reflected in the statement of operations.

Patents and Licenses

Patents and licenses are recorded at cost and are amortized using the straight-line method over their estimated useful lives, which range from four to eight years. Amortization expense for the years ended June 30, 2008 and 2007 was $-0-.

Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles to be held and used by an entity are reviewed by the management of the Company for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. As of June 30, 2008, management of the Company believes that no impairment has been indicated. There can be no assurances, however, that market conditions will not change or demand for the Company's products will continue which could result in impairment on long-lived assets in the future.

SANGUI BIOTECH INTERNATIONAL, INC.

Notes to the Consolidated Financial Statements

June 30, 2008

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue on sales of its wound treatment products, and of its cosmetics products. The majority of the Company’s sales are generated via online orders, with a credit card. Before the order is fully processed, the credit card is verified and billed. Revenue is recognized at the time the credit card order is consummated. The product is typically shipped within one to two business days.

Research and Development

Research and development are charged to operations as they are incurred. Legal fees and other direct costs incurred in obtaining and protecting patents are expensed as incurred. Research and development costs totaled $213,614 and $155,886 during the fiscal years ended June 30, 2008 and 2007, respectively.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for certain deferred tax assets when it is more likely than not that such tax assets will not be realized through future operations.

Basic and Diluted Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period of computation. Diluted earnings (loss) per share gives effect to all potential dilutive common shares outstanding during the period of compensation. The computation of diluted earnings (loss) per share does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of June 30, 2008 and 2007, the Company had no potentially dilutive securities that would effect the loss per share if they were to be dilutive.

Comprehensive Income (Loss)

Total comprehensive income (loss) represents the net change in stockholders' equity during a period from sources other than transactions with stockholders and as such, includes net earnings (loss). For the Company, the components of other comprehensive income (loss) are the changes in the cumulative foreign currency translation adjustments and unrealized gains (losses) on marketable securities and cash equivalents and are recorded as components of stockholders' equity.

Segments of an Enterprise and Related Information

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to stockholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers, if any. As of June 30, 2008, the Company has only one segment of enterprise which is medical products manufacturing and sales.

Inventory

Inventory is stated at the lower of cost (computed on a first-in, first-out basis) or market value. At June 30, 2008 all inventory consists of finished goods. Inventory is evaluated periodically by management for potential impairment. During the years ended June 30, 2008 and 2007, the Company recognized no impairment expense pertaining to inventory.

SANGUI BIOTECH INTERNATIONAL, INC.

Notes to the Consolidated Financial Statements

June 30, 2008

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trade Receivables

The Company periodically reviews its trade receivables for potential collectability issues. The Company has implemented the policy to charge-off trade receivables older than 120 days outstanding as bad-debt expense. As of June 30, 2008, the Company had an allowance for doubtful accounts of $-0-.

New Accounting Pronouncements

During the year ended June 30, 2008, the Company adopted the following accounting pronouncements:

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts-and interpretation of FASB Statement No. 60”. SFAS No. 163 clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claims liabilities. This statement also requires expanded disclosures about financial guarantee insurance contracts. SFAS No. 163 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those years. SFAS No. 163 has no effect on the Company’s financial position, statements of operations, or cash flows at this time.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 sets forth the level of authority to a given accounting pronouncement or document by category. Where there might be conflicting guidance between two categories, the more authoritative category will prevail. SFAS No. 162 will become effective 60 days after the SEC approves the PCAOB’s amendments to AU Section 411 of the AICPA Professional Standards. SFAS No. 162 has no effect on the Company’s financial position, statements of operations, or cash flows at this time.

In March 2008, the Financial Accounting Standards Board, or FASB, issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. This standard requires companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has not yet adopted the provisions of SFAS No. 161, but does not expect it to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 110 regarding the use of a "simplified" method, as discussed in SAB No. 107 (SAB 107), in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123 (R), Share-Based Payment. In particular, the staff indicated in SAB 107 that it will accept a company's election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. At the time SAB 107 was issued, the staff believed that more detailed external information about employee exercise behavior (e.g., employee exercise patterns by industry and/or other categories of companies) would, over time, become readily available to companies. Therefore, the staff stated in SAB 107 that it would not expect a company to use the simplified method for share option grants after December 31, 2007. The staff understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The Company currently uses the simplified method for “plain vanilla” share options and warrants, and will assess the impact of SAB 110 for fiscal year 2009. It is not believed that this will have an impact on the Company’s consolidated financial position, results of operations or cash flows.

SANGUI BIOTECH INTERNATIONAL, INC.

Notes to the Consolidated Financial Statements

June 30, 2008

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. This statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this statement was issued, limited guidance existed for reporting noncontrolling interests. As a result, considerable diversity in practice existed. So-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. This statement improves comparability by eliminating that diversity. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this statement is the same as that of the related Statement 141 (revised 2007). The Company will adopt this Statement beginning March 1, 2009. It is not believed that this will have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2007, the FASB, issued FAS No. 141 (revised 2007), Business Combinations.’This Statement replaces FASB Statement No. 141, Business Combinations, but retains the fundamental requirements in Statement 141. This Statement establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this statement is the same as that of the related FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. The Company will adopt this statement beginning March 1, 2009. It is not believed that this will have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2007, the FASB, issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities—Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. This option is available to all entities. Most of the provisions in FAS 159 are elective; however, an amendment to FAS 115 Accounting for Certain Investments in Debt and Equity Securities applies to all entities with available for sale or trading securities. Some requirements apply differently to entities that do not report net income. SFAS No. 159 is effective as of the beginning of an entities first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157 Fair Value Measurements. The Company will adopt SFAS No. 159 beginning March 1, 2008 and is currently evaluating the potential impact the adoption of this pronouncement will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company will adopt this statement March 1, 2008, and it is not believed that this will have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Major Customers

During the years ended June 30, 2008 and 2007 the Company had three customers to whom sales exceeded 10% of the Company’s total sales for the period. Each customer is an unrelated third party. These three companies combined to constitute approximately 70% of the Company’s gross revenues for the years ended June 30, 2008 and 2007, respectively.

SANGUI BIOTECH INTERNATIONAL, INC.

Notes to the Consolidated Financial Statements

June 30, 2008

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2008:

Technical and laboratory equipment	$645,214
Leasehold improvements	388,855
Office equipment	170,722
Office furniture	26,962
Other	1,324

Total property and equipment	1,233,077

Less accumulated depreciation and amortization	(1,226,056)

Total property and equipment, net	$7,021

NOTE 3 - STOCKHOLDERS’ EQUITY

Common Stock - The Company is authorized to issue 50,000,000 shares of no par value common stock. The holders of the Company's common stock are entitled to one vote for each share held of record on all matters to be voted on by those stockholders.

Preferred Stock - The Company is authorized to issue 5,000,000 shares of non-voting no par value preferred stock. The Board of Directors has not designated any liquidation value or dividend rates.

Stock Options - From time to time, the Company may issue stock options pursuant to various agreements and other contemporary agreements. At June 30, 2008 and 2007, and during the years ended June 30, 2008 and 2007, no options were issued or outstanding.

Treasury Stock - On July 1, 2004, the Company purchased 100,000 shares of its common stock from an investor for approximately $0.278 per share. The Company purchased an additional 620,000 shares of its common stock on November 11, 2004 for approximately $0.191 per share. During the course of the 2005 fiscal year the Company sold a total of 288,000 of these treasury shares for total proceeds of approximately $63,907, resulting in a loss of approximately $13,602, which was applied to additional paid-in capital. During the 2006 fiscal year the remainder of these shares were sold, resulting in a loss of approximately $28,022. As of June 30, 2008 the Company held zero shares of treasury stock.

Increase in Capital Reserve – During the year ended June 30, 2008, the Company recorded an increase to its capital reserve as a credit to additional paid in capital. This increase is due to the Company selling of 10% of its stock of its German subsidiary (GmbH) to one group of investors in April, 2008. The calculation reflects German law, mandating that the amount incurred exceeding the nominal value of the stock needs be accounted for as capital reserve.

SANGUI BIOTECH INTERNATIONAL, INC.

Notes to the Consolidated Financial Statements

June 30, 2008

NOTE 4 - INCOME TAX PROVISION

No current provision for income taxes for the years ended June 30, 2008 and 2007 is required, since the Company incurred net operating losses through June 30, 2008.

Income tax expense for the years ended June 30, 2008 and 2007 differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent as follows:

	2008	2007

Income tax benefit at U.S. federal statutory rates	$(333,123)	$(281,409)
Net operating losses not benefited	333,123	281,409
Common stock issued for services	-	-
State and local income taxes, net of federal income tax effect	-	-

	$-	$-

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at June 30, 2008 are presented below:

Deferred tax assets:
Net operating losses	$7,700,000
Less valuation allowance	(7,700,000)

Net deferred tax assets	$-

As of June 30, 2008, the Company had net operating loss carryforwards of approximately $7.8 million, $3.4 million and $10.2 available to offset future taxable federal, state and foreign income, respectively. The federal and state carryforward amounts expire in varying amounts between 2008 and 2028. The foreign net operating loss carryforwards do not have an expiration period.

NOTE 5 - BASIC AND DILUTED LOSS PER COMMON SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per common share computations for the years ended June 30, 2008 and 2007:

	2008	2007

Numerator for basic and diluted loss per common share – net loss	$(854,161)	$(721,562)

Denominator for basic and diluted loss per common share – weighted average shares	50,000,000	50,000,000

Basic and diluted loss per common share	$(0.02)	$(0.01)

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has an agreement with Professor Barnikol, the Company's President and CEO, pursuant to which he is entitled to 3% royalties of gross revenues earned with any product based on his inventions. No royalties were paid or earned in fiscal 2008 and 2007.

SANGUI BIOTECH INTERNATIONAL, INC.

Notes to the Consolidated Financial Statements

June 30, 2008

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make significant payments for these obligations. The Company has recorded a reserve for indemnities and guarantees of $-0- and $-0- as of June 30, 2008 and 2007, respectively.

Other

On April 14, 2005 the Company entered into a distribution agreement with an unrelated third party. According to the terms of the Agreement, the Company granted exclusive marketing and distribution rights pertaining to the Company’s Chitosan-based wound pads to the third party for a period of five years.

NOTE 8 - STOCK-BASED COMPENSATION

The Company has applied the disclosure provisions of Statement of Financial Accounting Standards No. 123(R), "Share Based Payment,” for the years ended June 30, 2008 and 2007. Released on December 16, 2004, SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” There were no common shares or stock options issued or granted to employees during this reporting period.

On April 28, 2004, the company adopted the 2004 Employee Stock Incentive Plan (the Plan). Under the terms of this plan the Board was authorized to issue up to 1,000,000 shares of common stock to certain eligible employees of the company or its subsidiaries.

NOTE 9 - NOTES PAYABLE

During the years ended June 30, 2008 and 2007, the Company borrowed money from four separate European Companies in order to supplement its ongoing operational cash flow. The Company issued notes in exchange for cash pursuant to the following terms. All notes are due and payable on the fifth anniversary of its issuance at a rate of 5% simple interest. The Company has the right to convert these notes, including all unpaid principal and any interest thereon, into shares of the Company’s Common Stock at any time prior to full repayment or the Due Date. The total amount borrowed under these terms, through June 30, 2008 was $140,499.

Loan Agreement with FID Esprit AG

On April 4, 2006, the Company entered into a loan agreement with FID Esprit AG. Pursuant to the terms of the loan agreement, FID Esprit AG loaned the Company approximately $ 48,264 with interest of six percent per annum. The Company has the option of paying the loan and interest in cash or with shares of SanguiBioTech AG common stock, its wholly-owned subsidiary, valued at 50% of the average Hamburg OTC trading price over the four weeks prior to repayment.

Loan Agreement with Feedback AG

On June 9, 2006, the Company entered into a loan agreement with Feedback AG. Dr. Christoph Ludz and Thomas Striepe are signatories for Feedback AG. Pursuant to the terms of the loan agreement, Feedback AG loaned the Company approximately $96,527 with interest of six percent per annum. The Company has the option of paying the loan and interest in cash or with shares of SanguiBioTech AG common stock, its wholly-owned subsidiary, valued at 50% of the average Hamburg OTC trading price over the four weeks prior to repayment. Due to the fact that the loan is not mandatorily convertible, but rather is convertible only at the option of the Company, no expense has been recognized pursuant to this feature. Expense will be recognized, if necessary, at the date of conversion.

SANGUI BIOTECH INTERNATIONAL, INC.

Notes to the Consolidated Financial Statements

June 30, 2008

NOTE 9 - NOTES PAYABLE (CONTINUED)

Second Loan Agreement with Feedback AG

On July 21, 2006, the Company entered into a loan agreement with Feedback AG. Dr. Christoph Ludz and Thomas Striepe are signatories for Feedback AG. Pursuant to the terms of the loan agreement, Feedback AG loaned the Company approximately $18,100 for the purpose of preparing a shareholders meeting. The interest on this loan is set at six percent per annum.

Additional Loans

From July 2006 to January 2007 the Company borrowed money from four separate European companies and their affiliates to supplement its ongoing operational cash flow. The Company issued notes in exchange for cash pursuant to the following terms: All notes are due and payable in the fifth anniversary of issuance at a rate of 5% simple interest. The Company, in its sole discretion, has the right to convert these notes, including all unpaid principal and any interest thereon, into shares of the Company’s common stock at the rate of approximately $0.11 per share at any time prior to full repayment or on the Due Date.

Agreements with ERC Nano Med S.A. de C.V.

On October 13, 2006 the Company entered into a Distribution, Collaboration, and Commercialization Agreement with ERC S.A. de C.V., a division of ERC Nano Med. of Mexico (“ERC”). Under the terms of the Agreement, the Company is granting exclusive distribution rights of its 1) hemospray, 2) wound cleaner liquid gel, and 3) bloodadditiv to ERC. In return, ERC is to work with various Mexican Health Authorities necessary to grant government approvals necessary for the products to be sold and distributed in Mexico. All costs for obtaining the necessary approvals in Mexico are to be born by ERC. The specific details of the distribution particulars will be subject to a separate agreement, which will be negotiated between the parties at such time the products receive certification and registration with the Mexican Department of Health. As of June 30, 2008, no consideration had changed hands between the Company and ERC, save for 500 starter kits to be used for testing purposes, which were sold to ERC for a total of $36,467.

On the same date the Company entered into a separate agreement with ERC pertaining to the Company’s chitosin wound pads under the same terms.

NOTE 10 - PROMISSORY NOTES

As of June 30, 2008, the Company had $1,812,342 in outstanding promissory notes payable. These notes are convertible into common stock at conversion rates of 0.09 to 0.13 and bear interest at a rate of 5.0 percent per annum. The conversion feature of these notes was calculated to have a value of zero at the time the notes were issued, pursuant to EITF 98-5, due to the fact that the conversion rates were “out of the money” and volatility was calculated at zero.

NOTE 11 - FOREIGN CURRENCY TRANSLATION

During the years ended June 30, 2008 and 2007, the Company has transacted the majority of its business activities in Germany, and the transactions have been primarily consummated in the Euro currency. Due to the fact that the Company’s functional currency is the Euro and its reporting currency is the U.S. dollar, the Company must recognize the effects of variations in foreign currency exchange rates as other comprehensive income and losses, pursuant to FAS 52. To calculate this other comprehensive income and loss, the Company utilizes the “current method,” whereby assets and liabilities of the German subsidiary are translated from Euro into U.S. dollars at the exchange rate at the balance sheet date. All equity items, other than retained earnings, are specifically identified where possible and exchange rates on transaction dates are implemented. Profit and loss accounts are translated using an average rate for the period. During the years ended June 30, 2008 and 2007, the Company recognized other comprehensive income (loss) of $(993,610) and $694,448, respectively.” Such other comprehensive income (loss) had no effect on liquidity.

SANGUI BIOTECH INTERNATIONAL, INC.

Notes to the Consolidated Financial Statements

June 30, 2008

NOTE 12 - CORRECTION OF AN ERROR

Subsequent to the original filing of the Company’s June 30, 2008 financial statements, it was discovered that the Company had incorrectly reported the foreign currency translation adjustment in its June 30, 2007 audited financial statements. The error has been corrected and figure is appropriately stated in the accompanying financial statements. A summary of significant financial statement figures, before and after the correction of the error, is included in the table below.

	June 30, 2007
	As Originally	As
	Stated	Corrected

Total assets	$264,746	$264,746
Total liabilities	675,564	675,564
Accumulated other comprehensive income	1,147,882	1,147,882
Total stockholders’ equity (deficit)	(410,818)	(410,818)
Net income (loss)	(721,562)	(721,562)
Currency translation adjustment	1,147,882	(694,448)
Comprehensive income (loss	426,320	(1,416,010)